BART AND ASSOCIATES, LLC
Attorneys at Law

July 8, 2014

Via SEC Edgar Submission
David Korvin, Law Clerk
Pamela Long, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Virtual Sourcing, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Initial Form S-1 Filed: March 3, 2014
File No. 333-194254

Dear Ms. Long:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1:  We considered your response to comment one in our letter dated March 27, 2014; however, it still appears that you are a shell company for the following reasons:

•	you have nominal operations, including no current full-time employees and no facilities or agreements in place to manufacture your proposed products;

•	you have yet to generate any revenue, nor does it appear that you will be able to generate revenue for at minimum six months;

•	your entire assets consist of only $43 in cash;

•	you will need to acquire operating companies to carry out your proposed operations; and

•	you do not have any other sources of funding besides this proposed offering.

If you wish to continue with the registration of these shares, please revise your disclosure throughout your filing to state that you are a shell company. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Answer to Comment 1:  The Company does not believe it is a shell company.  Under Rule 144, the definition of a shell company is a company with 1) no or nominal operations, and either 2) no or nominal assets, 3) assets consisting solely of cash and cash equivalents, or 4) assets consisting of any amount of cash and cash equivalents and nominal other assets.  Based on the fact that the company is actively and aggressively pursuing its business plan, which is to salvage fiberglass waste materials and manufacture products out of such waste materials, the company believes that is has operations that are not “nominal”.  Further, while it is currently not generating revenue, it has begun discussions with an established company to purchase all of its down chute waste from a manufacturing facility in South Carolina, has ordered machinery and is continuing to pursue its business plan of recovering fiberglass waste, which the company believes will derive substantial revenue in the near future.  Due to the fact that the company is actively pursuing its business plan in an effort to grow and generate revenue, the company has advised me that it does not believe that its operations can be considered “nominal”, and for that reason the company does not believe that it is, or has ever been, a “shell company”. Finally, since the company is not a shell company, it does not believe it is necessary to disclose any consequences of being a shell company.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

July 8, 2014

Comment 2:  We considered your response to comment one in our letter dated March 27, 2014. Please explain how you have been able to order machinery with $43 of cash on hand.

Answer to Comment 2:  The licensor we have contracted with will produce the machinery that the Company will use, and lease it to the Company with an option to buy the machinery when the funds are raised or are otherwise available.

Comment 3:  Because we believe that you are a shell company, your selling shareholder, WHC Capital LLC, is considered to be an underwriter. SEC Release No.33-8869 (2007) makes it clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Please revise your prospectus cover page to indicate that the selling shareholder “is an underwriter.”

Answer to Comment 3:  Since the company is not a shell company, it does not believe that WHC Capital would be considered to be an underwriter.

Comment 4:  We note that the information on your website is currently inconsistent with the disclosure provided in your revised registration and supplemental response. For example, your website still indicates the following:

•	“Our subsidiary ALLIED RECYCLING CORP (ARC) is commercializing patented and advanced technologies to introduce both cost effective recycling methods and production of recycled fiber products;”

•	“We have visited several site and signed letters of intent to acquire operations;”

•	“Currently, the Company has no competitors for the acquisition of recyclable fiberglass material. There are no other recyclers of fiberglass in the market;”

•	“the company is buying profitable operating businesses;”

•
“The Company is currently seeking $27 million in loans and approximately $63,000,000 to secure acquisitions and the first phase of our roll-out, including a fixed-plant site, equipment, engineering, and six months of operating budget;” and

•
We are able to produce products for industry from building materials such as support beams, structural beams, plank for decking, railings, siding, seawalls, docks and just about any size, shape or strength;” and

•	“Our operations product readily identifiable results with small variables… 10,000 lbs of waste per hour can be processed at each location.”

These are just examples. Please ensure that the information provided on your website is consistent with the information filed with the Commission.

Answer to Comment 4:  The Company has revised its website to remove inconsistent or incorrect information and to provide information that is accurate in relation to the Company’s business plan.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

July 8, 2014

Comment 5:  Please include interim financial statements for the period ended March 31, 2014. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Answer to Comment 5:  The updated interim financial statements for the period ended March 31, 2014 has been added to the revised registration statement.  In addition, all corresponding sections have been updated to include the new financial information.

Comment 6:  We have reviewed your response to prior comment seven from our letter dated March 27, 2014. As you are not currently required to file or furnish your financial statements with the SEC, as previously requested, please disclose in the notes to your interim and annual financial statements the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1 and ASC 855-10-20 for the definition of an “SEC Filer.”

Answer to Comment 6:  The date through which the subsequent events were evaluated has been added to the revised disclosure statement.

Summary of Prospectus, page 3

Comment 7:  Please elaborate on the extent of operations and revenues generated by Heritage Scholastic Corp., Nano Chemical Systems, Inc. (Holdings), Pangenex Corporation, and Allied Recycling Corp. We also note the risk factor on page 7 that discusses revenue by these entities.
Answer to Comment 7:  The revenue generated by each of the predecessor entities has been added to the Summary of Prospectus section, as well as the corresponding risk factor.

Comment 8:  Please disclose that you are a development stage company with no current revenue generating operations.

Answer to Comment 8:  The disclosure listed in Comment 8 has been added to the Summary of Prospectus section.

Comment 9:  Please refer to “products” as “proposed products” or in some other manner so as not to suggest that you currently have any products for sale.

Answer to Comment 9:  The change from “products” to “proposed products” has been made to the revised registration statement.

Comment 10:  We note that Allied Recycling Corp was founded in March 2013, and during that month it was sold for $8,250,000 worth of your securities. Please explain how you valued this transaction.

Answer to Comment 10: The share price for the issuance of the securities was deemed to be $8,250,000, rather than the $2,500,000 originally planned, due to the fact that the sub license agreement and services agreement with Allied Recycling Corp. had not yet been utilized and were therefore impaired.   Due to the fact that the agreements had not yet been utilized, the per share price of the securities resulted in a total purchase price of $8,250,000.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

July 8, 2014

The Offering, page 4

Comment 11:  We note your response to comment 17 in our letter dated March 27, 2014 does not address how investors will be informed if they are investing in the public offering by the company or the resale offering. Please address this in your next amendment.

Answer to Comment 11:  The revised disclosure statement includes language stating how an investor will be informed that they are purchasing shares in the public offering as opposed to the resale offering.

Acquisition of Shares by Selling Shareholder Pursuant to Securities Purchase Agreement and Convertible Promissory Note, page 21

Comment 12:  Please disclose the amount of accrued interest on this promissory note.
Answer to Comment 12:  The revised disclosure now includes the amount of accrued interest on the Promissory Note.

Description of Business, page 27

Products, page 28

Comment 13:  We note in your response to comment 35 in our letter dated March 27, 2014 that you disclose several “non-structural products” that you plan to manufacture. Please discuss the timeline for the introduction of each non-structural product and how each of these products will be manufactured. Additionally, expand your disclosure of your development of “large commercial roll-off containers.”

Answer to Comment 13:  The additional disclosures listed in Comment 13 have been added to the “Products” section of the revised disclosure statement.

Comment 14:  We note in your response to comment 36 in our letter dated March 27, 2014, you “have identified a fiberglass manufacturer that requires a purchase price of more than $53 million dollars.” This amount greatly exceeds the maximum amount of your proposed offering. Please discuss how you would plan to finance this acquisition.

Answer to Comment 14: The reference to the fiberglass manufacturer has been removed, as the Company does not believe it will be able to purchase the company until it generates a substantial amount of revenue.
Comment 15:  Please disclose the following about your project that focuses on the developing utilization of down chute waste:

●	the “major manufacturer of fiberglass strands” that you are developing waste from;

●	the concrete manufacturer in West Virginia you are developing this product with;

●	how you are able to develop the product without a facility or manufacturing agreement;

●	how these mine blocks were tested; and

●	the basis for claiming that the mine blocks have “superior strength, reduced weight, and a small saving cost;” and

●	whether the first full loads of waste were received in late April.

Answer to Comment 15:  For bullet points 1 and 2 above, the manufacturer of fiberglass strands and the concrete manufacturer are not allowing their names to be publicly released until definitive agreements have been entered into, which will occur subsequent to their audits being completed and their legal review of the draft agreements.  The remaining bullet points have been included in the revised disclosure statement.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

July 8, 2014

Comment 16:  Additionally, please file your agreement with the “major manufacturer of fiberglass strands” as an exhibit to the registration statement.

Answer to Comment 16:  The agreement has been proposed to the manufacturer’s board of directors, and is currently being reviewed by its legal team.

Comment 17:  Please file your agreement to provide chopping and grinding services at the licensors sites as an exhibit to the registration statement.

Answer to Comment 17:  The Agreement has been included as Exhibit 10.7 to the revised disclosure statement.

Revenue Model and Distribution methods of the products or services, page 29

Comment 18:  We note your response to comment 38 in our letter dated March 27, 2014. Please identify your joint venture partners and elaborate upon their existing market channels in the mid-Atlantic region.
Answer to Comment 18:  Additional language has been included in the revised disclosure statement to describe the fact that the company is in negotiations with potential joint venture partners, but at the present time does not have any joint venture partners.

Patent and Trademarks, page 30

Comment 19:  Please disclose the commercial terms of your license agreement.
Answer to Comment 19:  The commercial terms of the agreement have been disclosed in the revised registration statement.

Employees and Employment Agreements, page 31

Comment 20:  Please disclose the nature of the duties of your one part-time employee.

Answer to Comment 20:  The duties of the second full time employee have been added to the revised disclosure statement.  There is no employment agreement with the second full time employee.

Organization, page 31

Comment 21:  Please include a risk factor addressing the related party interest of your officer in the business of your subsidiary. Further, disclose the details of this relationship under the Related Party section.

Answer to Comment 21:  The revised disclosure statement includes a risk factor describing the relationship of Mario Faraone with the Company’s subsidiary.  The relationship has also been added to the Related Party section.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

July 8, 2014

Results of Operations, page 33

For the Six Months Ended December 31, 2013 Compared to the Six Months Ended December 31, 2012, page 33

Comment 22:  Please describe the nature of the consulting contract and, if ongoing, file it as an exhibit.

Answer to Comment 22:  The nature of the consulting agreement has been added to the revised disclosure statement.  The Agreement has been temporarily suspended until August 1, 2014.

Continuing Plan of Operations (0-12 months), page 35

Comment 23:  We note in your response to comment 48 in our letter dated March 27, 2014 you disclose you will need to raise $750,000 from this offering. Please discuss whether you will be able to continue as a going concern if you raise less than $750,000 in this offering. If this is the case, please clearly indicate this on the front page of your prospectus and in an added risk factor.

Answer to Comment 23:  Additional disclosures to clarify the issues raised in Comment 23 have been added to the Continuing Plan of Operation.

Comment 24:  Please expand upon the following aspects of your plan of operation:

•	the amount of fiberglass waste you will need to obtain to begin operations;

•	the needed capacity of a third party manufacturer or a leased facility;

•	the equipment needed at a leased facility;

•	the amount of time it will take you to manufacturer products;

•	your projected process to manufacture such a diverse set of products; and

•	where you plan to store your products in the time between the end of production and the distribution of a sale, especially if you are unable to raise enough capital to lease a facility.

We may have additional comments upon reviewing your revised disclosure

Answer to Comment 24:  The disclosures listed in Comment 24 have been added to the revised registration statement.

Comment 25:  We note that the current size of your operations is zero. In light of this fact, please expand on what your plan to “to double the size of our operations by the end of the first year from the date of this Prospectus” would consist of.

Answer to Comment 25:  The language related to doubling the size of operations has been removed in its entirety.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

July 8, 2014

Financial Statements for the Six Months Ended December 31, 2013

Note A – Summary of Significant Accounting Policies, page F-4

Fair Value Measurements, page F-5

Comment 26:  We have reviewed your response to prior comment 57 from our letter dated March 27, 2014. We note that the reconciliation of your derivative liabilities on page F-5 presents an ending balance of $40,000 as of December 31, 2013; however, the amount related to derivative liabilities per the December 31, 2013 balance sheet is $63,362. Please revise your disclosure to ensure the amount presented on page F-5 agrees to the amount presented on the balance sheet.

Answer to Comment 26:  The changes listed in Comment 26 have been added to Note A to the financial statements for the period ended March 31, 2014.

Financial Statements for the Year Ended June 30, 2013

General

Comment 27:  We have reviewed your response to prior comment 58 from our letter dated March 27, 2014. You believe that the acquisition of 80% of Allied Recycling Corporation did not constitute the acquisition of a business. With reference to each of the criteria set forth in Rule 11-01(d) of Regulation S-X, please explain to us how you reached the conclusion that this transaction was not the acquisition of a business.

To the extent you are able to conclude that your acquired subsidiary did not represent an acquisition of a business, please explain to us why the acquired in-process research and development was not an asset at the date of acquisition and consequently charged to operations. Please refer to ASC 805 for guidance.

Answer to Comment 27:  For purposes of Rule 210-11.01, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

(1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction – There was no revenue producing activity

(2) Whether any of the following attributes remain with the component after the transaction:

(i) Physical facilities - There was no physical facility

(ii) Employee base -   There were no employees

(iii) Market distribution system - There was no market distribution system

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

July 8, 2014

(iv) Sales force - There was no sales force

(v) Customer base - There were no sales or customers

(vi) Operating rights – N/A

(vii) Production techniques - There was no production

(viii) Trade names – There were no trade names

The Company acquired an 80% interest in an entity with no activity whose only asset was a sub- license with no book value to unproven and un-commercialized technology for which economic feasibility had not been established. The acquisition was not considered to be a business because none of the items from 210-11.01 applied to the component.

The Company determined that the value of sub-license represented in-process research and development without any proven future use, which did not meet the requirements for capitalization as an intangible asset therefore was recognized as research and development expense in the statement of operations immediately.

The disclosure related to this has been revised to reflect the above.

Exhibit 5.1 – Legal Opinion of Bart and Associates, LLC

Comment 28:  We note your legal opinion passes upon the validity of 44,209,870 shares of common stock, but you are only registering 35,000,000 shares through your registration statement. Please revise your legal opinion so that it is consistent with the disclosure in your registration statement.

Answer to Comment 28: Exhibit 5.1 has been revised to list the correct number of shares to be registered.

Exhibit 10.5 – Subscription Agreement

Comment 29:  Please explain why investors are being asked to represent that they are an “accredited investor,” as the term is defined in Rule 501 of Regulation D. Please revise your Plan of Distribution as necessary to discuss the types of investors that will be solicited in this primary offering. Further, please explain the purpose of the investor representations under the subheading “Transferability of Securities.”

Answer to Comment 29: The subscription agreement contains boxes to be filled in for accredited investors, as well as for non-accredited investors.  The Company will solicit all types of investors.  The accredited investor standards are included in the Subscription Agreement just as added disclosure so the company can keep track of the types of investors who have invested in the offering.  The Transferability of Securities section was included as additional disclosure to the investors, to let them know the methods by which the shares may be issued as free trading and be resold.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for Virtual Sourcing, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com